EXHIBIT 99.1

Equinox Gold Reports Second Consecutive Quarter of Record Results with 127,000 Ounces of Gold Production and Earnings from Mine Operations of $85 Million all dollar figures in US dollars, unless otherwise indicated

VANCOUVER, BC, Aug. 10, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report its second quarter 2020 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three and six months ended June 30, 2020 will be available for download shortly on SEDAR, on EDGAR and on the Company's website. The Company will host a conference call and webcast on Tuesday, August 11, 2020 commencing at 8:00am PT (11:00am ET) to discuss the Company's second quarter results and upcoming milestones. Further details are provided at the end of this news release.

"Equinox Gold achieved strong operational and financial performance in the second quarter, despite the challenges of the COVID-19 pandemic, and again delivered record results with 127,000 ounces of gold produced, low all-in-sustaining costs of $900 per ounce, $85 million in earnings from mine operations and adjusted net income of $27 million," said Christian Milau, Chief Executive Officer. "Government mandated restrictions as a result of COVID-19 required the temporary suspension of operations and development at Los Filos for most of Q2 as well as temporary suspensions at Fazenda and Pilar, and we have revised our fiscal 2020 guidance accordingly. All of our mines are now operating normally with enhanced testing and safety protocols and we remain focused on protecting the health and economic wellbeing of our workforce and local communities while continuing to safely operate our mines.

"We look forward to achieving important milestones at a number of projects over the second half of 2020, including first production at Castle Mountain, the start of construction of the Los Filos expansion and Santa Luz restart projects, and continued exploration across our portfolio of mines."

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2020

Operational and financial

  Produced 127,016 ounces ("oz") and sold 125,824 oz of gold
  Proactive response to COVID-19 global pandemic, including widespread testing of the workforce
  Resumed mining activities at Los Filos in compliance with Mexican Government COVID-19 restrictions
  Completed 2.6 million work hours with three lost-time injuries across all sites
  Earnings from mine operations of $85.1 million
  Net loss of $58.7 million or $0.26 per share driven by non-cash expenses of $48.8 million on change in fair value of Canadian dollar denominated share purchase warrants due to strong share price performance, and $37.6 million on change in fair value of historical Leagold gold hedges due to gold price increase
  Adjusted net income of $26.6 million(1,2) or $0.12 per share(1,2)
  Mine cash costs of $776/oz(1) and AISC of $900/oz(1,3)
  Cash flow from operations after changes in working capital of $83.7 million ($61.0 before changes in working capital)
  Adjusted EBITDA of $82.7 million(1,2)
  Expenditures of $13.3 million in sustaining capital and $11.5 million in expansion capital
  Temporary care and maintenance and subsequent ramp-up costs of $16.0 million due to COVID-19

Corporate

  Received cash of $157.5 million on the exercise of warrants and options
  Cash and cash equivalents (unrestricted) of $494.1 million at June 30, 2020, after repayment of $22.4 million in loans and borrowings in the quarter
  Net debt(1) of $244.3 million at June 30, 2020 (including $252.6 million of in-the-money convertible notes)
  Added to the GDX, S&P/TSX Composite and S&P/TSX Global Gold Indices

Construction, development and exploration

Castle Mountain

  Phase 1 construction substantially complete; commenced stacking ore in June and commissioning plant in August; first gold pour expected in Q4 2020
  Phase 2 feasibility study on track for completion in late 2020 reviewing potential to expand production to 200,000 oz per year

Los Filos

  Guadalupe open pit and Bermejal underground development activities recommenced in June, following a suspension in April and May in compliance with government restrictions related to COVID-19
  Optimization study for new carbon-in-leach plant on track for completion in Q4 2020

Santa Luz

  Finalizing update of costs and engineering for the retrofit and refurbishment of existing infrastructure before a full construction decision in H2 2020; early works activities commenced in Q3 2020

Aurizona

  Completed a positive preliminary economic assessment ("PEA") and commenced a pre-feasibility study for the potential to develop an underground mine to complement the existing open-pit mine(4)

Exploration

  Completed updated Mineral Reserve and Mineral Resource estimates for Mesquite and Aurizona, including a maiden indicated resource at Aurizona's Tatajuba deposit
  Advanced exploration programs at Aurizona, Mesquite and Fazenda
_______________________________________________
[1] Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted earnings per share and net debt are non-IFRS measures.  See Non-IFRS Measures and Cautionary Notes.
[2] Primary adjustments were $48.8 million loss on the change in fair value of share purchase warrants and $37.6 million unrealized loss on the change in fair value of gold hedge contracts.
[3]Consolidated AISC per oz sold excludes corporate general and administration expenses.
[4] The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

UPDATED 2020 GUIDANCE

The Company released initial 2020 guidance on March 31, 2020, estimating production and costs for the full calendar year for Aurizona, Mesquite and Castle Mountain, and expectations for Los Filos, Fazenda, RDM, Pilar and Santa Luz for the period commencing March 10, 2020, the closing date of the merger with Leagold. Guidance at that time reflected the Company's expectations without consideration for potential COVID-19 related impacts and was intended to provide baseline estimates from which investors could assess the Company's expectations for its expanded asset base.

The suspension of mining and development activities at Los Filos for most of Q2 2020 in compliance with a Mexico Federal Government order requiring the temporary suspension of all non-essential businesses resulted in both a reduction to Los Filos gold production and a delay in accessing higher-grade ore that was in the Los Filos mine plan for late 2020. Workforce restrictions at Fazenda have also affected mining productivity. Production guidance for both Los Filos and Fazenda has been updated to reflect these restrictions. Mesquite and Aurizona, however, have both outperformed expectations resulting in an increase to production guidance for these mines.

Consolidated AISC guidance has been revised for the full year to reflect updated costs as well as the assumptions for the Mexican peso and Brazilian Real to 21.0 and 4.75 versus the US dollar, respectively, which are both below current spot rates. AISC in the second half of 2020 is expected to be higher than in the first half as the result of an increase in sustaining capital expenditures in Brazil following the rainy season and the resumption of full mining and development activities at Los Filos.

	2020 Updated Guidance
Mine	Production (oz)	AISC ($/oz)	Sustaining Capital ($M's)	Expansion Capital ($M's)
Los Filos	90,000 - 110,000	$850 - $950	$21	$58
Aurizona	120,000 - 130,000	$1,000 - $1,050	$36	$3
Mesquite	130,000 - 140,000	$975 - $1,025	$12	$11
Fazenda	50,000 - 55,000	$925 - $975	$7	$4
RDM	50,000 - 55,000	$1,000 - $1,050	$9	$4
Pilar	25,000 - 30,000	$1,200 - $1,300	$5	$2
Castle Mountain	5,000 - 10,000	$750 - $800	-	$52
Santa Luz	-	-	-	$10
Total	470,000 - 530,000	$975 - $1,025	$90	$144

Updated 2020 guidance is provided to update production and cost estimates in light of COVID-19 restrictions, the Company's performance year to date and its expectations for the remainder of the year. The COVID-19 pandemic continues and the unpredictable impact on operations differs by both country and state, which makes it difficult to estimate potential future effects of COVID-19 on the Company's operations. The Company will continue to review and revise its health and safety protocols as appropriate to help protect both its workforce and business continuity, and will provide updates regarding its operations and guidance as appropriate.

Sustaining capital guidance remains at approximately $90 million with capitalized stripping at Aurizona reduced by $6 million, offset by $3 million extra stripping at Mesquite and $2 million at RDM. Sustaining capital for Los Filos was reduced by approximately $3 million primarily due to delayed purchases of process equipment.

Expansion capital guidance remains at approximately $144 million with increases at Los Filos for additional capitalized stripping at Guadalupe and $3 million on camp facilities; at Mesquite for increased exploration of $2 million to follow up on recent successes; at Castle Mountain for COVID-19 delays and minor scope changes of approximately $3 million; and at Santa Luz for early works construction activities of approximately $4 million. These amounts are offset by approximately $13 million reflecting a reduction in stripping at RDM due to improved pit design and reclassification of some expenditures as sustaining capital, which are included in AISC guidance.

MANAGING COVID-19

Equinox Gold took early precautionary measures at its mine sites and offices to proactively manage issues related to the COVID-19 pandemic. The Company's crisis management team rapidly implemented preventive measures to help ensure the health, safety and economic wellbeing of the Company's workforce and local communities, and implemented business continuity protocols so the Company's mines could continue to operate as effectively as possible. Designated site teams continue to respond to daily changes, circumstances and directives of government and health authorities, and maintain open communication with the Company's workforce, community leaders and local health providers to develop and share strategies to manage COVID-19. The Company has initiated routine COVID-19 testing at all of its sites with the objective of identifying carriers early so that they can self-isolate before inadvertently spreading the virus to others.

Additional information regarding Equinox Gold's COVID-19 response plan, preventive measures taken to date and the potential impact on operations is available in the Q2 2020 management's discussion and analysis and on the Company's website at www.equinoxgold.com.

OPERATING AND FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

		Three months ended			Six months ended
Operating data	Unit	June 30, 2020(1)	March 31, 2020	December 31, 2019	June 30, 2020(1)

Gold produced	oz	127,016	88,951	80,176	215,967
Gold sold	oz	125,824	82,629	80,330	208,454
Realized gold price	$/oz	1,712	1,574	1,482	1,657
AISC per oz sold(2,3)	$/oz	900	968	848	927
Financial data
Revenue	M$	215.4	130.0	119.0	345.4
Earnings from mine operations	M$	85.1	43.2	38.5	128.3
Net income (loss)	M$	(58.7)	10.9	(8.5)	(47.8)
Earnings (loss) per share	$/share	(0.26)	0.08	(0.08)	(0.26)
Adjusted EBITDA(3)	M$	82.7	49.5	47.9	132.1
Adjusted net income(3)	M$	26.6	17.1	20.9	43.7
Adjusted earnings per share(3)	$/share	0.12	0.12	0.18	0.24

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	494.1	303.1	67.7	494.1
Net debt(3)	M$	244.3	446.8	196.3	244.3
Operating cash flow before changes in working capital	M$	61.0	23.2	38.9	84.2

(1)	Results for Q2 2019 and the six months ended June 30, 2019 are not presented as they are not readily comparable. During the three and six months ended June 30, 2019, the Company had only the Mesquite mine in operation. During Q1 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger.
(2)	Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)	AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted earnings per share and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

SELECTED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019(1)
Revenue	$ 215.4	$ 35.4	$ 345.4	$ 70.8
Operating expenses	(96.3)	(24.0)	(165.9)	(48.2)
Depreciation and depletion	(34.0)	(3.8)	(51.2)	(8.0)
Earnings from mine operations	85.1	7.6	128.3	14.6
Care and maintenance	(16.8)	-	(17.8)	-
Exploration	(3.9)	(3.2)	(6.6)	(6.1)
General and administration	(10.0)	(3.7)	(16.6)	(6.8)
Income from operations	54.3	0.7	87.3	1.7
Other expense	(105.0)	(13.5)	(96.6)	(20.8)
Net loss before taxes	(50.6)	(12.7)	(9.3)	(19.1)
Tax (expense) recovery	(8.1)	1.2	(38.5)	(0.8)
Net loss and comprehensive income loss	(58.7)	(11.5)	(47.8)	(19.9)
Net loss per share attributable to Equinox Gold shareholders, basic and diluted	(0.26)	(0.09)	(0.26)	(0.16)

(1)	During the six months ended June 30, 2019, the Company had only the Mesquite mine in operation. During the six months ended June 30, 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger. As a result, comparisons of Q2 2020 and the six months ended June 30, 2020 to the same periods in prior year are not meaningful.

Increased revenue and earnings are due primarily to an increase in realized gold price and also increased gold oz sold as the result of acquiring the Leagold mines in March 2020. Care and maintenance includes expenditures associated with the temporary suspension and subsequent ramp-up costs at Los Filos, RDM and Pilar due to the COVID-19 pandemic. Other expense for Q2 2020 was largely driven by non-cash losses of $37.6 million on the change in fair value of gold hedge contracts that were acquired as part of the Leagold Merger as the result of an increase in the gold price, and by non-cash losses of $48.8 million on the change in fair value of share purchase warrants as the result of an increase in the Company's share price. The Company's share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars, which differs from the Company's US dollar functional currency. Accordingly, the Company's share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss.

Additional information regarding the Company's financial results and activities underway at the Company's projects are available in the Company's Q2 2020 Financial Statements and accompanying management's discussion and analysis for the three and six months ended June 30, 2020, which will be available for download shortly on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a live conference call and webcast on Tuesday, August 11, 2020 commencing at 8:00am PT (11:00am ET) to discuss the Company's second quarter results and upcoming milestones. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until February 11, 2021.

Dial-in and login details

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company with six producing gold mines and commissioning underway at a seventh mine, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

Non-IFRS measures

This news release refers to mine cash costs per ounce sold, all-in sustaining costs ("AISC"), AISC per ounce sold, adjusted EBITDA, adjusted net income, adjusted earnings per share, net debt and sustaining and expansion capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended June 30,2020, for a more detailed discussion of these non-IFRS measures and their calculation.

Technical information

Adriaan (Attie) Roux, Pr.Sci.Nat., Equinox Gold's COO, Doug Reddy, Msc, P.Geo., Equinox Gold's EVP Technical Services and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

Forward-looking statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to the Company's operations, the strategic vision for the Company and expectations regarding expanding production capabilities and future financial or operating performance, Equinox Gold's production and cost guidance, conversion of Mineral Resources to Mineral Reserves, and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "will", "continue", "look forward", "objective", "expected", "expectations", "potential", "estimate", and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Los Filos, Castle Mountain, Santa Luz and Aurizona being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company's Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. The Company's updated guidance included in this news release about its expectations for the remainder of 2020 is based on the Company's current understanding of the pandemic and its impact on operations and may prove to be incorrect. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 for the year-ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:00e 10-AUG-20